UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                        Telefficiency Holding Corporation
                 (Name of Small Business Issuer in its Charter)



           Delaware                                     98-0188197
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

        5155 Spectrum Way, Bldg. 30, Mississauga, Ontario, Canada L4W 5A1
               (Address of principal executive offices) (Zip Code)

                                 (416) 324-3030
                           (Issuer's Telephone Number)


        Securities to be Registered under Section 12(b) of the Act: None

Securities to be Registered under Section 12(g) of the Act: Class "A" Voting and Participating Common Shares, $.0001 par value per share





                                                 Page 1 of 88
                                                 Index to Exhibits in on Page 54

                        Telefficiency Holding Corporation
                      Registration Statement on Form 10 SB

                                     Part I
                                                                            Page
                                                                            ----

Item 1.  Description of Business...............................................3

Item 2.  Managements' Discussion and Analysis or Plan of Operation............18

Item 3.  Description of Property..............................................23

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......23

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........25

Item 6.  Executive Compensation...............................................26

Item 7.  Certain Relationships and Related Transactions ......................28

Item 8.  Description of Securities............................................28

                                     Part II

Item 1.  Market Price of and Dividends on the Registrant's
              Common Equity and Related Stockholder Matters...................30

Item 2.  Legal Proceeding ....................................................31

Item 3.  Changes in and Disagreements with Accountants........................31

Item 4.  Recent Sales of Unregistered Securities..............................31

Item 5.  Indemnifications of Directors and Officers...........................33


                                    Part F/S

         Financial Statements.................................................36

                                    Part III

Item 1 and 2  Index to and Description of Exhibits............................54

ITEM 1. DESCRIPTION OF BUSINESS

A.   Corporate Background

     Telefficiency Holding Corporation (the "Company") was incorporated under the laws of the State of Delaware on April 29, 1998 for the purpose of effecting, on a tax deferred basis, a reorganization of Telefficiency Corporation, a corporation organized and existing under the laws of Ontario, Canada ("Telefficiency"), pursuant to which (i) the shareholders of Telefficiency received a pro-rata voting interest in the Company and (ii) the Company acquired all of the issued and outstanding voting securities of Telefficiency (collectively, the "Reorganization").

     The Reorganization was effected on May 12, 1998. For accounting purposes, the Reorganization was treated as a reverse takeover and as such, Telefficiency was deemed the acquiring entity.

     Telefficiency was formed under Ontario law on October 27, 1992, as 1005611 Ontario Limited O/A Telefficiency. On August 14, 1995, it changed its name to Telefficiency Corporation, and on January 8, 1995, it acquired all of the outstanding capital stock of a related company, 1013747 Ontario Limited O/A Telefficiency Kitchener ("Kitchener"), which was incorporated under Ontario law on January 7, 1993. From its incorporation until its acquisition by Telefficiency, Kitchener was wholly owned by the spouses of Michael Brunet and William Clubine, the Company's sole officers and directors.

     From inception, Telefficiency has engaged in the sale, installation and servicing of business telecommunications products, services and software in Canada.

B.   General Description of Business

     As an "interconnect" company, the Company, through Telefficiency, seeks to provide "single source solutions" to businesses and other end users of telephone systems, supplying them with products and services needed to interconnect their telephone and computer systems internally and with outside public telephone lines. Telefficiency pursues its business by offering customers integrated, modular telecommunications equipment and related products manufactured or produced by independent companies and by providing on-going upgrading and servicing of such equipment and products through well-trained and customer-oriented personnel.

     The Company's principal products consist of multifeatured, digitally controlled key switching systems. The Company also sells call processing products, including call centers, voice messaging and interactive voice response systems; computer-telephone integration products; individual telephone units and other related products.

     Although the Company sells products manufactured by others, approximately 90% of the telephone systems sold by the Company are manufactured by Nortel Networks ("Nortel"), formerly Northern Telecom Limited. Nortel is the Company's primary supplier.

     The Company also performs moves, adds and changes related to customers' existing telephone systems. Moves, adds and changes consist of moving telephones to new user locations, adding telephones or expansion cards in a telephone system, and changing system and user features.

The Company provides service on products it sells in the form of regular maintenance and service calls. The Company also markets wireless communications products.

     The Company currently sells and installs equipment and related products primarily in the southern Ontario market area through three office locations in the greater Toronto metropolitan area. The Company also maintains accounts with certain customers on a national Canadian basis.

C.   Risks Factors

The Company's Business is substantially dependent on its continuing relationship with Nortel

     Successful operation of the Company's business requires that it provide superior products and service. Although the Company can exercise direct control over customer care and support services, it cannot exercise such control over products provided by others. The Company does not manufacture any of the products it sells or services. The principal products sold and serviced by the Company are manufactured by Nortel. Sales of Nortel products accounted for approximately 90% of the Company's sales of new telecommunications products in the fiscal year ended December 31, 1998 and in the 9 month period ended September 30, 1999.

     Nortel distributes its business telecommunications products in Canada through regional telephone companies and interconnect companies, such as Telefficiency. Telefficiency purchases products from Nortel through purchase orders rather than through a long-term supply agreement or similar arrangement. The Company's non exclusive right to distribute Nortel's products can be terminated by Nortel or the Company at any time, subject to applicable Canadian laws governing distribution arrangements.

     There can be no assurance that Nortel will continue the Company's distribution rights or that there will not be adverse developments regarding such rights. In addition, even while the Company's distribution rights are in effect, Nortel is free to grant non-exclusive distribution rights to additional parties or to commence directly distributing its products to retail customers. Any interruption or adverse change in the Company's business relationship with Nortel could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company's success depends in large part upon market acceptance of Nortel products. These products compete with telecommunications products manufactured by other companies. Reduced market acceptance for Nortel products by reason of competing products or otherwise could have a material adverse effect on the Company's business, operating results and financial condition if the Company were not able to access and distribute products from other suppliers.

The Company faces substantial competition from larger and better financial companies.

     The Company competes within the business telecommunications segment of the telecommunications industry. This market segment is intensely competitive and rapidly changing. Numerous companies throughout the world manufacture and sell business telecommunications products. Manufacturers distributing such products in Canada currently include Nortel, Nitsuko, Toshiba Canada, Mitel Corporation, Panasonic and Lucent (AT&T) to name a few.

     Competition among interconnect companies, such as the Company, is localized and intense. Although interconnect companies in Canada have tended to be small companies doing business principally within local and regional markets, many of these companies are larger and better financed than the Company.

     The Company believes that regional telephone companies, manufacturers and interconnect suppliers compete for the sale and servicing of business telecommunications products on the basis of product quality, availability, price, warranty, service and support. The ability of the Company to compete successfully depends on a number of factors both within and outside its control. Such factors include but are not limited to the quality, price and availability of and the warranty for, Nortel products; the continuance of the Company's national distribution rights for Nortel products; the quality and promptness of the Company's service and support functions; and the entry of new competitors into the market for the manufacture of business telecommunications.

There are approximately 6,440,000 shares (assuming the conversion of the outstanding shares of Class B Common Stock into shares of Class A Common Stock) subject to resale under Rule 144. Such Resales could have a depressive effect on the price of the Company's Class A Common Stock.

     Of the 115,000,000 shares of the Company's shares of Class "A" Voting and Participating Common Shares (the "Class A Common Stock") and 30,000,000 of the Company's Class "B" Convertible Voting and Nonparticipating Common Shares ("Class B Common Stock") authorized, there are presently issued and outstanding 9,460,000 and 5,500,000 respectively; all but approximately 8,520,000 shares of the Class A Common Stock are "restricted securities" as that term is defined under the Act, and in the future may be sold in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder. There are also approximately 1,551,328 and 1,943,000 shares respectively of Class A Common Stock reserved for issuance upon exercise of outstanding warrants and options. Rule 144 provides, in essence, that a person holding restricted securities for a period of one (1) year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent (1%) of the Company's outstanding Common Stock every three (3) months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two (2) year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Act, may have a depressive effect on the market price of the Company's securities in any market that may develop for such shares. No effect is given to the potential exercise options and warrants.

Since there is a limited market for the Company's securities shareholders may find it difficult to sell or otherwise dispose of their shares.

     There is only a limited  trading  market for the  Company's  Class A Common
Stock on the National Association of Securities Dealers, Inc. ("NASD") over-the-counter Bulletin Board (the "OTCBB"), which may limit the marketability and liquidity of the shares of the Class A Common Stock. Please also refer to "Part II Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

The Penny Stock Rules may further hinder resale of shares of Class A Common Stock by the Company's shareholders.

     Under Rule 15g-9 under the Exchange Act, a broker or dealer may sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

     (1) such sale or purchase is exempt from Rule 15g-9; or

     (2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

     (3) the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

     The Securities and Exchange Commission (the "Commission") has adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000, for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

     It is likely that the Company's Common Stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common Stock and the ability of purchasers in the offering to sell their securities in the secondary market.

     Moreover, the Company's shares may only be sold or transferred by its stockholders in those jurisdictions in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

The Company may experience uncertain revenue growth.

     Although the Company recorded gross sales of $8,144,945, $16,565,022 and $6,519,235 in fiscal 1998, 1997 and 1996, respectively, there can be no assurance that profitability or revenue growth will be realized. Moreover, the Company suffered operating losses of $1,369,735, $976,482 and $708,001 in fiscal 1998, 1997 and 1996, respectively. The Company's immediate strategy is to substantially increase the number of its sales, service and warehouse facilities and its product lines, each of which will require it to significantly increase its expenses for personnel, marketing, network infrastructure and the development of new services. In addition, the Company's operating results may be affected by various factors, many of which are outside of the Company's control, including general economic conditions, specific economic conditions in the business telecommunications market, intensive competition, capital expenditures and other costs relating to the expansion of operations, and the introduction of new products and services by the Company or its competitors. In response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions that could have a material adverse effect on the Company's business or results of operations.

The Company's future profitability is linked to the success of its growth strategy.

     Major elements of the Company's growth strategy are to substantially expand the number and geographic scope of its sales, service and warehouse facilities and to leverage and expand its customer base by offering a broader range of telecommunications products and services. The Company's ability to increase revenues in future periods will depend to some extent on the success of its strategy to serve as the single source service provider of business telecommunications products and services for its customers. To implement its strategy, the Company must attract, train and retain additional personnel with specialized expertise necessary to market and service such products and services and to manage the Company's administrative, operating and software requirements. There can be no assurance that such personnel will be available to the Company on terms acceptable to the Company. The successful implementation of the Company's strategy also depends to a substantial degree on market acceptance of Nortel products and the absence of adverse developments with respect to the Company's national distribution rights for Nortel products. To the extent the Company is unable to attract, train and retain necessary personnel or if there is a disruption or adverse change in the Company's relationship with Nortel or in the market acceptance of its products, the Company's business, operating results and financial condition could be materially and adversely affected.

The Company will require additional capital financing.

     The Company currently anticipates that its available cash resources and credit facilities, will be sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next 12 months, including the payment of over $200,000 in interest on its outstanding Debentures, due and payable commencing December 31, 2000. However, the Company may need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of research and development efforts and the success of such efforts, the success of the Company's existing and new service offerings and competing technological and market developments.

     The Company may be required to raise additional funds through public or private financing, strategic relationship or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's shareholders will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the Preferred Stock and or the Class A or Class B Common Stock. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, financial condition and operating results.

In order to achieve its objectives the Company must be able to expand its physical and human resources.

     The Company's plan for growth will place a significant strain on the Company's administrative, operational, and financial resources and increase the demands on its systems and controls. There can be no assurance that the Company will be able to establish or acquire such facilities in new cities at a rate or according to a schedule to be established by the Company. Accordingly, there can be no assurance that the Company will be able to manage successfully and profitably the network of sales, service and warehouse operations contemplated by its growth strategy. In addition, increase in the Company's customer base will result in additional demands on the Company's customer support, sales and marketing, and administrative resources as well as its software infrastructure. While the Company believes that its plan for operating and financial control systems are adequate to address expansion plans through 2000, there can be no assurance that such systems and controls will be adequate to maintain and effectively monitor future growth. The Company anticipates that its continued growth also will require it to recruit, hire and train a substantial number of new managerial, technical, sales, and marketing personnel. The inability to continue to upgrade the network or the operating and financial control systems, the inability to recruit and hire necessary personnel, or the emergence of unexpected expansion difficulties could materially and adversely affect the Company's business, results of operations and financial condition.

The Company's success may be adversely affected by technological change and the introduction of new products by its competitors.

     The market for products and services marketed by the Company is characterized by technological change and frequent new product introductions. Accordingly, the Company believes that its future success will depend on its ability, and the ability of its suppliers, such as Nortel, to identify and incorporate in a timely manner enhancements to existing products and services and new products that gain market acceptance. There can be no assurance that the Company or its suppliers will be able to identify, market or support new products successfully, that such new products will gain market acceptance or that the Company or its suppliers will be able to respond effectively to technological change.

The loss of the services provided by Messrs. Brunet and Clubine would adversely affect the Company's operations.

     The Company's success depends to a significant degree upon the technical and management skills of its key employees, including in particular the Company's founders, Michael R. Brunet and William R. Clubine. Although the Company maintains key person life insurance on Messrs. Brunet and Clubine, the loss of the services of either or both Messrs. Brunet or Clubine could have a material adverse effect on the Company. The Company's success also will depend upon its ability to attract and retain qualified management, marketing, technical, and sales executives and personnel. Competition for such executives and personnel is intense and there are a limited number of persons with knowledge of and experience in the interconnect market. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel.

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

The Company's operations are effectively controlled by management 34% and accordingly shareholders may not be able to direct the Company's affairs.

     Messrs. Brunet and Clubine, the founders of the Company, currently own approximately 18%(1) and 16%(2), respectively, or 34% in the aggregate of the Company's outstanding voting Common Shares. Therefore, Messrs., Brunet and Clubine will continue to be able to control the business and affairs of the Company in most respects.

D.   The Telecommunications Industry in Canada

     Commencing in the 1980's, changes in government regulation and business conditions opened the market for business and residential telecommunications systems. Following earlier changes in the United States regulatory environment, in 1980 the Quebec and Ontario provincial authorities first permitted customers to own their own individual telephone sets. This development was subsequently adopted by all other Canadian provincial and territory authorities. This regulatory change opened the business and residential telecommunications market to manufacturers other than regional telephone companies and selected suppliers and created market opportunities for interconnect companies to distribute the products of new and existing manufacturers.

     In part as a result of regulatory changes, there currently are a large number of manufacturers of telecommunications products located throughout the world that sell such products directly and through regional telephone companies and independent companies, as well as other more specialized companies, which also develop, manufacture and sell a wide variety of applications relating to traditional telecommunications products.

     The market for wireless communications products is in a formative phase in North America. Such products are currently relatively expensive and just starting to offer data connectivity. Wireless products are manufactured by certain of the companies producing telephone systems and are sold directly or through regional telephone companies and interconnect companies. The Company believes that the market for wireless products will grow as customers' exposure to such products increases, regulatory and technological advances occur and pricing becomes more attractive.

E.   Market Trends

     The Company believes that as markets are becoming more global, information driven and competitive, businesses are placing an increasing emphasis on rapid and comprehensive communications technology to improve employee productivity and customer service. As a result, businesses are looking to a variety of new technologies to enhance the performance of their telecommunications systems and to increase the speed, accuracy and availability of information. The Company believes that several trends contribute to a favorable market outlook for the business telecommunications industry:

----------
     (1) Deborah Brunet, Mr. Brunet's wife owns 1,262,807 shares of Class B Common Stock as to which shares Mr. Brunet disclaims beneficial ownership.

     (2) Luana Clubine, Mr. Clubine's wife owns 1,136,526 shares of Class B Common Stock, as to which shares Mr. Clubine disclaims beneficial ownership.

     o Continuing market for telephone switching systems. The Company believes that as communications technologies proliferate, businesses will continue to upgrade and replace their switching systems, resulting in continuing modest growth in the market for telephone switching equipment.

     o Growth of new communications products and markets. A variety of new communications technologies have emerged over the past several years that enhance the capabilities of traditional telephone systems. Manufacturers have introduced products (including call centers, voice response units, video conferencing systems and voice messaging products) that improve the performance and efficiency of communications systems. Such products constitute an important and growing component of the business telecommunications product market. The Company believes that manufacturers that develop integrated, modular multimedia telecommunications products capable of efficiently integrating technological advances, together with distributors that have access to the products of such manufacturers, and that have the expertise to sell, service and support these extended product lines will benefit from the growth of existing and emerging communications markets.

     o Convergence of voice, video, data and image markets. Since the introduction of local and wide area computer networks, the market for data communications has grown rapidly and comprises a growing portion of the overall communications market. As the prevalence of computer networks continues to increase and voice, video, data and image are increasingly transmitted in a digital format using the same networks, the Company believes that demand for services related to the integration of data and voice networks will increase. As these markets converge, the Company believes that companies with the expertise and capability to perform communications integration services will have a significant competitive advantage relative to distribution companies with narrower product lines and relative to manufacturers of individual products that sell directly to customers.

     o Vendor consolidation. As the number and complexity of communications technologies grow, the Company believes North American businesses will increasingly seek to narrow their vendor base to the suppliers that offer a broad range of products and services, leading to a consolidation among vendors of communications systems. The Company believes those vendors with access to integrated, modular product lines, and with the capability to integrate a broad range of communications technologies, will benefit from the trend toward vendor consolidation.

     o Wireless systems. The Company believes that the market for wireless communications will grow, as there is increased consumer awareness of the benefits of such products, technological and regulatory advances enhance such products and the pricing of such products becomes more competitive.

     o Increasing complexity of managing communications systems. The Company believes businesses are increasingly turning to vendors that are capable of providing complete communications solutions, including the ability to manage all the voice, video, data and image communications needs of a business and to provide a single point of contact for communications systems. The Company also believes an increasing number of companies will seek a vendor with the ability to manage communications systems through outsourcing agreements, thereby enabling customers to focus on their primary business.

F.   Growth Strategy

     The Company has formulated a growth strategy based on the creation and maintenance of a nationwide network of sales, service and warehouse facilities; access to Nortel's full line of modular, integrated business telecommunications products as well as complimentary products of other manufacturers; and the leveraging of its existing customer base to capture an increasing portion of each customer's telecommunications needs.

     o Creation of National Network. In addition to the Company's existing sales and service arrangements with distributors of Nortel's products throughout the southern tier of Canada, the Company plans to establish, over the next 3 years, new sales, service and warehouse facilities, or acquire distributors. There can be no assurance, however, that the Company's existing business relationship with Nortel will continue, that Nortel will not grant national distribution rights to additional companies or elect to distribute its products directly, or that the Company will be able to capitalize on its relationship with Nortel.

     o Expansion of product lines. At the same time, the Company intends to expand the scope of Nortel's products marketed by it in order to gain access to a greater share of the business telecommunications market.

          The Company also markets Nortel's related application products as well as complimentary products of other manufacturers. The Company intends to monitor new product developments regularly, to expand its line of application products consistently and provide customers with integrated, modular "single source solutions" to their telecommunications needs.

     o Leveraging of Customer Base. As it expands the geographic scope of its distribution network and broadens the scope of its customer base, the Company will seek to capture a broader portion of each customer's telecommunications needs. The Company believes it will be able to market additional products and services to existing customers as the Company adds such additional products to its product lines. The Company will seek to leverage its customer base by providing better and faster service than its competitors and by offering integrated, modular product lines that enable customers to quickly, inexpensively and effectively upgrade their systems. In order to leverage its customer base, the Company will rely on attracting, training and retaining a skilled and customer-oriented force of marketing, sales and service personnel.

     o The Telefficiency Productivity System. The Company plans to implement a concept called "The Telefficiency Productivity System" ("TPS"). The Company intends to include in TPS the following:

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

     o Hardware and software service. This component of TPS includes the systems that the Companys' currently sells; however, as additional service capabilities are added, more hardware and software will be available. Most of the hardware and software will be purchased form the Company's primary communications hardware and software vendor, Nortel Networks.

     o    Local and long distance phone services.

     o Internet Services. These services will consist of direct access for the Company's customers to the Internet, Web hosting, e-mail services as well as Web design and e-commerce Web sites.

          These voice and data offerings are necessary to provide the Company's customers with a true integrated communications solution with full support to increase productivity. These bundled services are the direction of today's technological advances that are linking computers to telephones with the internet.

     o Strategic Acquisitions. The Company's other significant growth strategy will be through the acquisition of other interconnect and communications companies. Acquisitions will be targeted for their "fit" in the overall strategic plan with the primary goal of adding value to acquired companies by converting customers' line to Telefficiency's C.L.E.C. services. The location of each acquisition relative to an existing or target customer base and the efficiencies that can be realized in servicing a combined customer base is important to determining "fit". Capabilities found to exist in select acquisitions can literally be the basis of new departments or divisions, provided that the planned organizational structure can effect cooperation and unity of purpose in meeting the strategic business objectives. Additionally, the Company believes that through acquisitions it can realize savings from increased productivity of its technical service staff, greater volume discounts from suppliers and competitive local exchange carriers and consolidation of insurance programs and other corporate operations, such as accounting and financial reporting. The Company has entered into an agreement with Cascade International Capital Corporation, 814 University Center 2, 1320 South University Drive, Fort Worth, Texas 76107 ("Cascade"), pursuant to which Cascade is endeavoring to assist the Company in obtaining an acquisition financing commitment of $60,000,000. Through the date of this Registration Statement, no such commitment has been obtained. Please refer to "Part I - Item 2. Managements' Discussion and Analysis or Plan of Operation."

     The Company's ability to successfully implement its growth strategy is subject to numerous factors, many of which are beyond the Company's control. Please refer to "Part I - Item 1. Description of Business - Risk Factors."

G.   Products and Services

     The Company's core business has been the sale of telephone systems; moves, adds and changes; and systems maintenance and services. From this core business, the Company has expanded its operations and shifted its product mix to incorporate new products and services, such as call processing products and data communications integration products and competitive local exchange carrier ("C.L.E.C.") communications services. This array of products and services allows the Company to provide single source solutions to customers' communications needs.

     Substantially all of the telecommunications equipment and related products sold by the Company are digitally based products that are part of or compatible with integrated, modular telecommunications systems.

Telephone Systems

     The Company offers a wide variety of private telephone systems. These systems typically consist of a telephone switch and individual telephones located at the customer site. A telephone switch is a device that provides the connection between the customer's internal telephone sets and the outside telephone network. The telephone switch, typically owned by the customer, is available in two primary types: PBX systems and Key systems. PBX switches are generally used for installations of more than 150 telephone sets and can accommodate up to several thousand telephone sets. A PBX condenses the number of internal phone lines to a significantly smaller number of outside trunk lines that connect to the telephone network. When an incoming call is received, the PBX switches the call to the appropriate internal telephone extension. When a call is made from within the business, the PBX determines whether the call is an internal call, in which case the PBX switches the call to the appropriate internal telephone extension, or an outgoing call, in which case the PBX directs the call to an open outside line. The PBX also provides a base platform from which the customer's telephone system can be upgraded with features such as voice messaging and caller identification. In contrast to PBX systems, Key systems are relatively inexpensive and appropriate for small installations that require fewer than approximately 150 telephone sets. Although earlier models of Key systems displayed all outside lines and required the user to select a line when making an outside call, modern Key systems share attributes of and are operated similarly to PBX systems.

     The Company markets one PBX system and three models of Key systems, all of which are manufactured by Nortel. The Company currently markets Nortel's Meridian 1 Option 11 PBX system (serving from 30 to 900 "ports" or connections to the telephone system) and Nortel's Meridian Norstar line of Key systems, including the Norstar 308 (serving up to 3 lines 8 phones), the Norstar Compact ICS (serving up to 16 lines and 25 phones), and the Norstar Modular ICS (serving up to 300 ports).

Moves, Adds and Changes

     The Company performs moves, adds and changes related to its customers' telephone systems. Moves, adds and changes consist of moving telephones to new user locations, adding telephones or expansion cards in a telephone system and changing system and user features.

Maintenance and Services

     The Company provides service on the products it sells in the form of preventative maintenance and service calls. Telephone switching systems generally require a higher level of ongoing maintenance and service than other products sold by the Company and generate the majority of maintenance and service revenue.

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

Call Processing

     Call processing consists of three primary functions: call centers, voice messaging and interactive voice response products.

     Call centers are complex systems that can process a large number of incoming calls per hour and are used by businesses in applications such as reservation centers, customer support centers and catalog order centers. Call centers utilize a variety of call processing technologies, such as interactive voice response products, voice messaging and computer interaction to maximize the efficiency of large call-receiving operations. A call center utilizing an interactive voice response product can obtain information from a caller with a touchtone telephone, permitting more detailed information on the call to be retrieved from a computer database and be available to an agent when answering the call. The Company offers a variety of call center products manufactured by Nortel and Cintech Telemanagement Systems, Inc., which can service from one to over 500 call-receiving agents. The Company sells Nortel's Meridian Max line of call centers and Cintech Telemanagement System, Inc.'s Prelude and Cinphony call centers.

     Voice messaging enables verbal communications to be sent, stored and retrieved at a later time within a user's internal system or from a remote location. The Company offers integrated voice messaging products from Nortel. These products include the Flashtalk, Norstar Voice Mail and Meridian Mail systems, which are compatible with Nortel's key and PBX systems.

     Interactive voice response products allow a caller to access a computer data base to retrieve or input data by using a touchtone telephone. Interactive voice response products can be utilized in a stand-alone application, such as when a caller uses a touchtone telephone to obtain account information from a bank of flight schedules from an airline's automated retrieval system. Interactive voice response products can also be utilized in a call center application to route calls and provide data on the caller based on information from a bank of flight schedules from an airline's automated retrieval system. Interactive voice response products can also be utilized in a call center application to route calls and provide data on the caller based on information input by the caller via a touchtone telephone. The Company currently markets models manufactured by Nortel Networks. Such products include Nortel's Meridian Link system, which is compatible with its PBX systems and Nortel's Norstar IVR.

Wireless Systems

     The Company currently markets Nortel's Companion wireless system. This system is designed to provide mobile communications within a building through the integration of wireless portable telephones, a base station connecting such telephones within the building, and a controller which connects the wireless system with the company's existing telephone system.

Other Products

     The Company also markets a variety of related products and services, such as call accounting software, paging systems and long distance service.

Marketing Sales

     The Company has approximately 24 telecommunications consultants in the greater Toronto metropolitan area. These representatives focus on either new prospects or the sale of additional products or services to the Company's customer base. In addition to these representatives, the Company has four training specialists. These specialists work with the representatives to provide integrated communications solutions for the Company's customers.

     The Company's representatives and specialists use a comprehensive approach to evaluating each customer's communications needs and implementing solutions. The representative begins with a detailed needs analysis of the customer's current and future communications requirements. After determining the customer's needs, the Company proposes solutions to satisfy current and anticipated future requirements. The Company's operations teams then work with the customer to plan the installation of purchased technologies and identify required training. By planning the precise requirements of each installation, the Company's specialists are able to install, test and bring new equipment on-line with minimal service interruption. Finally, the Company provides an ongoing support program tailored to meet the customer's specific application requirements incorporating remote diagnostics, in-field service and support, additional training, and help desk support from the Company's customer support representatives.

     The Company uses a variety of methods to communicate with existing and potential customers, including direct mail and telemarketing campaigns, Yellow Page advertising, radio, business publications and in-person marketing.

Customers and Customer Service

     In line with the products historically offered by the Company, the Company until recently has focused its marketing initiatives on customers with 100 or less users. With the expansion of its product lines, the Company has expanded its marketing objectives to include customers with 200 or more users and those customers with complex communications requirements. Although the Company has been active primarily on a local and regional basis in southern Ontario, it currently maintains accounts with customers on a national Canadian basis. The Company serves national accounts in part through informal arrangements with independent distributors of Nortel products in other Canadian cities. Pursuant to these arrangements, the Company may refer national customers' servicing and other needs to out-of-area distributors in return for a referral fee. The Company monitors the quality of service provided by such other distributors.

     The Company believes that providing service exceeding customers' expectations is an important element of its ability to compete effectively in the communications market. The Company maintains a highly trained force of service technicians and customer support representatives who provide on-site and remote service and support. The Company coordinates its customer service response through a centralized service dispatch center in its head office.
Overall, the Company has approximately 18 employees devoted primarily to providing customer service.

     The Company sells across many industry segments, including banks, retail stores and restaurant chains. No single customer accounted for more than 5% of the Company's total revenue for fiscal 1998 and for the 9 months period ended September 30, 1999.

     In 1999 in an effort to improve customer loyalty, the Company introduced the "Telefficiency Customer Alliance Program" ("TCAP") pursuant to which the Company agreed to install and maintain a Remote Access Device ("RAD") on its customers telecommunications systems, and provide the following services at no charge (provided the customer is under a warranty or service contract):

o    Remote diagnostics performed by Telefficiency's staff
o    Regular, scheduled back up of customers' system programming
o    Complete programming changes, done remotely
o    Printed reports of system status faxed to the Customer
o Secure, off-site storage of customers' system back up ensuring disaster recovery
o    On-line trouble shooting and programming changes by the Company's staff
o    Faster on-line services

     TCAP is available for a one time registration fee of $210.00 payable at the time of original sale for new customers or with Maintenance Agreement renewals for new and existing customers.

     To qualify for the program, the customer must have a valid maintenance agreement or be covered by an original warranty.

     In  addition  to  ensuring  greater  customer  loyalty,   the  program  has
additional benefits for the Company as follows:

o    Reduction in the number of visits to customer sites when not required
o    Ability to troubleshoot the problem before dispatch
o    Verification of equipment compatibility
o    Allowance for larger system support

H.   Suppliers; Relationship with Nortel

     Nortel is the Company's principal supplier. The Company estimates that approximately 90% of its new products sold in 1998 and for the 9 month period ended September 30, 1999, were manufactured by Nortel. Products supplied by Nortel include Key systems, PBX systems, call centers, voice messaging products, wiring and interactive voice response products, routers, hubs and instant internet access interface units. In addition, the Company distributes complementary communications products manufactured by Cintech Telemanagement Systems, Inc., Bogen, Inc. and a variety of small companies. The Company regularly monitors new developments and products in the business and residential telecommunications market in order to expand its product lines consistently with its strategy of providing integrated modular "single source" solutions to customers' telecommunications needs.

     Nortel is a global manufacturer of telecommunications equipment. Its business consists of the research and the design, development, manufacture, marketing, sale, financing, installation and servicing of central office switching equipment, multimedia communication systems equipment (including business and residential systems), transmission equipment, wireless systems and cable and other products and services.

     Nortel manufactures and markets integrated, modular key and PBX switching systems, related products, telephone units and related software and other products.

     Telefficiency purchases products from Nortel on the basis of purchase orders rather than a long-term supply agreement or similar arrangement. Telefficiency has a nonexclusive right to distribute a broad range of Nortel's business and residential telecommunications products on a national basis throughout Canada. Such right was not granted for a term of years and, accordingly, can be terminated by Nortel or the Company at any time, subject to applicable Canadian laws governing distribution arrangements.

I.   Backlog

     The Company's backlog typically does not exceed US$350,000 and is generally filled within 30 days. The Company maintains an inventory of products that are used in connection with its servicing activities and typically places orders with its suppliers only upon receipt of firm orders for products from its customers. The Company's suppliers typically fill the Company's orders within three days, and the Company ordinarily delivers the product to the customer within an additional ten-day period.

J.   Competition

     The Company competes within the business telecommunications segment of the telecommunications industry. This market segment is intensely competitive and rapidly changing. Numerous companies throughout the world manufacture and sell business telecommunications products. Manufacturers distributing such products in Canada currently include Nortel, Nitsuko, Toshiba Canada, Mitel, NEC, Panasonic and Lucent (AT&T) to name a few.

     Competition among interconnect companies, such as the Company, currently is localized and intense. Although interconnect companies in Canada have tended to be small companies doing business principally within local and regional markets, many of these companies are larger and better financed than the Company.

     The Company believes that regional telephone companies, manufacturers and interconnect companies compete for the sale and servicing of business and residential telecommunications products on the basis of product quality, availability, price, warranty, service and support. The ability of the Company to compete successfully depends on a number of factors both within and outside its control, including the quality, price and availability of, and the warranty for, Nortel products; the continuance of the Company's national distribution rights for Nortel products; the quality and promptness of the Company's service and support functions; the entry of new competitors into the market for the manufacture of business telecommunications products or the sale and servicing of such products; and the business strategies adopted by the telecommunications operating companies and manufacturers of business telecommunications products with respect to the sale and servicing of such products. In addition, although United States manufacturers and distributors of business telecommunications products historically have not played a major role in the Canadian market, if such manufacturers and distributors were to aggressively seek to establish a greater share of the Canadian market, the Company's business operating results and financial condition could be materially and adversely affected.

K.   Government Regulation

     The Canadian Radio-Television and Telecommunications Commission ("CRTC") has promulgated regulations setting installation and equipment standards for telecommunications products of the type marketed by the Company in Canada, and requiring that all such products be registered with, and meet standards adopted by, the CRTC. The Company's products are designed by manufacturers to comply with these requirements and registered by such manufacturers with the CRTC. The CRTC also requires that all regional telephone companies provide nondiscriminatory interconnection for such products with local exchange services in order to promote the competitive provision of such products. In addition, the regional telephone companies must offer local exchange services on an unbundled basis from such products, again to promote the competitive provision of these products.

L.   Newly Formed C.L.E.C. (Competitive Local Exchange Carrier) Division

     Regulatory changes in Canada now allow telecommunications companies to compete against the existing telephone line supplier. Up until this change, customers have had to purchase their telephone numbers (lines) from only one supplier, the incumbent telephone company ("I.L.E.C."). The term C.L.E.C. stands for Competitive Local Exchange Carriers.

     This deregulation now allows the Company to offer it's existing and new customers a one-stop solution for all their telecommunication needs for hardware, software and monthly billings of their telephone lines and services.

     During the fall of 1999, the Company announced that it was launching new C.L.E.C. communications services in early 2000. These new services allow the Company to be a "Virtual" C.L.E.C. A "Virtual" C.L.E.C. is a reseller of voice and data network services that it leases from a C.L.E.C. or I.L.E.C.

     The incumbent supplier (Bell Canada) largely provides local line service to the Company's customers. The Company believes it has an advantage over the incumbent supplier because it's customers are already dealing with it for their telephone systems, service and communications solutions. Accordingly, the Company believes that it will be able to provide voice and data services to its customers and a true "One Stop Shop" to its current customer base.

ITEM 2.  MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The Company, through its subsidiary, Telefficiency, which is based in Ontario, Canada engages in the sale, installation and servicing of business telecommunications products, services and software in Canada.

     The Company was incorporated under the laws of Delaware on April 29, 1998 for the purpose of effecting, on a tax deferred basis, a reorganization of Telefficiency, a corporation organized and existing under the laws of Ontario, Canada, pursuant to which (i) the shareholders of Telefficiency received a pro rata voting interest in the Company and (ii) the Company acquired all of the issued and outstanding voting securities of Telefficiency.

     Telefficiency was incorporated and entered the communications business in 1992.

     The Company believes that the following trends contribute to a favorable market outlook for the business telecommunications industry. There is a continuing market for telephone systems as businesses continue to upgrade and replace such systems. In addition, a variety of new communications technologies have emerged in the last few years that enhance the capabilities of traditional telephone systems and will continue to do so. The Company believes that distributors like the Company, that have access to products that integrate such technological advances will benefit from the growth of existing and emerging communications markets.

     Moreover, the Company believes that demand for services related to the integration of data and voice networks will increase and as these markets converge, companies, such as Telefficiency, which have expertise and capability to perform these services will have a significant competitive advantage. Finally, as the management of communications systems becomes more complex, businesses increasingly turn to vendors such as the Company that are able to provide complete communications solutions and a single point of contact.

     A combination of these trends should have a favorable impact on the Company's revenues from continuing operations.

     The Company estimates that approximately 90% of its new products sold in 1998 and for the 9 month period ended September 30, 1999 were manufactured by Nortel. Indeed, Nortel is the Company's principal supplier. The Company purchases products from Nortel on the basis of purchase orders rather then a long-term supply agreement or similar arrangement. Telefficiency has a nonexclusive right to distribute a broad range of Nortel's products throughout Canada, other than British Columbia. However, such right may be terminated by Nortel or the Company at any time. A termination of the right to distribute Nortel products or any other adverse changes in the Company's business relationship with Nortel would have a material adverse impact on the Company's business, operating results and financial condition.

     The Company has formulated a growth strategy designed to make the Company a premier provider of integrated business telecommunications products and services in Canada and the United States. This growth strategy is based on the creation and maintenance of a nationwide network of sales, service and warehouse facilities; access to Nortel's full line of modular, integrated business telecommunications products as well as complimentary products of other manufacturers; and the leveraging of its existing customer base to capture an increasing portion of each customer's telecommunications needs.

     To implement its strategy, the Company must attract, train and retain additional personnel with specialized expertise necessary to market and service such products and services and to manage the Company's administrative, operating and software requirements. In addition, the Company will rely in part upon the acquisition of established distributors to implement its planned expansion of sales, service and warehouse facilities. The successful implementation of the Company's strategy also depends to a substantial degree on market acceptance of Nortel products and the absence of adverse developments with respect to the Company's national distribution rights for Nortel products. To the extent the Company is unable to attract, train and retain necessary personnel or to acquire and integrate existing distributors on acceptable terms, or there is a disruption of adverse change in the Company's relationship with Nortel or the market acceptance of its products, the

Company's   business,   operating  results  and  financial  condition  could  be
materially and adversely affected.

Basis of Presentation

     The following discussion is based on the Company's consolidated audited financial statements for the years ended December 31, 1998 and 1997 and the unaudited financial statements for the periods ended September 30, 1999 and 1998. This discussion is qualified in its entirety by reference to such financial statements. The audited financial statements were prepared in accordance with the US GAAP.

Results of operations - Nine Months Ended September 30, 1999 and 1998

     For the nine months ended September 30, 1999, the Company had a net loss of $251,008 as compared to a net loss of $1,027,299 for the nine months ended September 30, 1998. The substantial decrease in net loss for the nine month period in 1999 is due to management and staff changes in early 1999 to reduce expenses. In addition, in the same period in 1998 there was a one time expense of $165,000 that can be directly accountable for cost in additional professional fees, salaries and expenses incurred in connection with the preparation of financial statements and documentation required as a precondition to the Company's qualification on the NASD.OTC on August 17, 1998.

     Total revenue for the nine month period ended September 30, 1999 was $8,467,409. During this period the Company was able to increase business by 39% or $2,358,700 over the same period in 1998. This increase is largely due to the Company's ability in 1999 to focus on the day to day business versus the time and energy that was expended by the Company in 1998 in the preparation for its qualification on the NASD.OTC on August 17, 1998.

     Operating expenses in the nine month period ended September 30, 1999 were $3,790,354 reflecting an increase of $1,210,893 or 47%, from $2,579,461 in the same period in 1998. This increase is a direct result of the 39% increase in sales in this period and the additional cost incurred in connection with the changes in staff and management in early 1999.

     The Company's decision to focus on higher margin business in 1999 resulted in a gross profit of 42% for the nine month period ended September 30, 1998. This substantial increase of an additional 17% over the same nine month period in 1998 evidences the fact that focus on complete solutions for customers provides the Company with better margins.

     For the nine months ended September 30, 1999, the Company had a negative cash flow from operating activities of $676,433, compared to a negative cash flow of $2,207,873 for the same nine month period in 1998. The negative cash flow in 1998 is primarily attributable to the net use of cash in operating activities. Investment activities and financing activities resulted in the net proceeds of cash of $492,612 in this nine month period in 1999. Investment activities and financing activities in 1998 resulted in a net proceeds of cash of $2,139,316 for the same nine month period.

     A significant proportion of the Company's cash flow requirement for operating activities arises from inventory, accounts receivable as well as for a reduction of $181,179 in our payables and accrued liabilities in this nine month period ended September 30, 1999. The Company typically requires payment for new products in cash upon delivery or within 30 days. Payment terms tend to be given by the Company in connection with sales of larger systems and sales to national accounts or larger companies. Other sales are typically made against cash.

     Accounts receivable were reduced by 26% or $269,267 from $1,049,241 at September 30, 1998 to $779,974 at September 30, 1999. The reduction in accounts receivable is largely attributable to management and staff focusing on collections of aged accounts to provide the Company with better cash flow.

     The Company met its cash needs in the nine month period ending September 30,1999 through borrowings under a $480,000 line of credit with the Royal Bank of Canada (the "Bank Line of Credit") and a $500,000 promissory note (the "Note"). The Bank Line of Credit provides for demand loans and is secured by substantially all of the Company's assets. Interest on borrowings is at the rate of 8.5% per annum. The Company can borrow against the Bank Line of Credit if needed, assuming there is no breach of the covenants (which include requirement for minimum working capital and net worth and limit management salaries, and require that the aggregate principal amount outstanding at any time under the credit agreement not exceed the "borrowing base" which is based on inventory and receivables) set forth in the credit agreement. The Company has been in default with the net worth covenant as at December 31, 1998. However, the Royal Bank of Canada has not declared an event of default under the Bank Line of Credit or required outstanding loans to be repaid.

     On September 9, 1999, the Company borrowed $500,000 from Mr. Leo Maa, an unaffiliated third party. This loan was reflected by the Note which bore interest at 10% per annum calculated quarterly. The Note was due upon the receipt of funds by the Company in connection with an equity or debt financing. On February 14, 2000, the Company paid back the outstanding principal balance on the Note. The Company intends to pay the accrued unpaid interest in full by February 25, 2000.

Results of operations - Years Ended December 31, 1998 and 1997

     For the year ended December 31, 1998, the Company had a net loss of $1,369,735 as compared to a net loss of $976,482 for the year ended December 31, 1997. The increase in net loss for 1998 is due to the increased expenses and additional cost in effecting a change of domicile from Ontario to Delaware. A one time expense of $165,000 can be directly accountable for cost in additional professional fees, salaries and expenses incurred in connection with the preparation of financial statements and documentation required as a precondition to the Company's qualification on the NASD.OTC on August 17, 1998. An additional loss of $96,658 was attributable to a write off of bad debts. Both Michael R. Brunet, the Company's President and CEO, and William R. Clubine, the Company's Chief Development Officer and Secretary, started in 1998 taking a salary of $140,000 compared to not taking any remuneration for both 1997 and 1996.

     Total revenue for 1998 was $8,144,945. The Company's decision to eliminate low margin business in 1998 resulted in a decrease of $8,420,077 or 51%, from $16,565,022 in 1997. However this decision resulted in a substantial increase of gross profit of $2,069,549 or 25.4% of sales for 1998 compared to 14.1% in 1997. The Company decided to focus on higher margin business and offer more complete solutions to our customers.

     Operating expenses in 1998 were $3,439,284 reflecting an increase of $123,532 or 3.7%, from $3,315,752 in 1997.

     For the year ended December 31, 1998 the Company had a negative cash flow from operating activities of $2,118,215, compared to a positive cash flow of $306,124 in 1997. The negative cash flow in 1998 is primarily attributable to the net use of cash in operating activities. Investment activities and financing activities resulted in the net proceeds of cash of $2,036,565 in 1998 compared to a negative amount of $422,905 in 1997.

     A significant proportion of the Company's cash flow requirement for operating activities arise from inventory, accounts receivable as well as for a reduction of $644,403 in our payables and accrued liabilities in 1998. The Company typically requires payment for new products in cash upon delivery or within 30 days. Payment terms tend to be given by the Company in connection with sales of larger systems and sales to national accounts or larger companies. Other sales are typically made against cash. Of the Company's $996,395 of accounts receivable as at December 31, 1998, $523,016 (or 52.5 %) were aged 30 days or less from the date of invoice, $244,114 (or 24.5%) were aged between 31 and 60 days, $159,811 (or 16.0%) were aged between 61 and 90 days and $69,454 (or 7.0%) were aged 91 days or more.

     Accounts receivable increased by 23% from $809,791 at December 31, 1997 to $996,395 at December 31, 1998. The increase in accounts receivable is attributable to increased sales to major accounts and larger systems sold, which typically involve 30 day payment terms.

     The Company met its cash needs in 1998 and 1997 through the issuance of capital stock and warrants and advances from related companies.

Inflation; Seasonally

     The Company does not believe inflation has a significant impact on its results of operations, nor are its sales from operations materially affected by seasons, with the exception of July and August with more decision-makers taking vacation during this time. However, as the Company increases its service contract revenues and adds revenue from C.L.E.C. services, any changes of operations during these months should be reduced.

Liquidity and Capital Resources

     To date, the Company has met its cash needs from:

     o    the Bank Line of Credit
     o    the Note
     o    the issuance of capital stock and warrants
     o    advances from related companies.

     In February 2000, the Company completed its offering of an aggregate principal amount of $1,800,000 of 13% Debentures due December 31, 2002.

     The Company believes the implementation of its growth strategy will result in greater working capital needs. The Company expects that such needs will arise as a result of increased sales, giving risk to proportionate increases in accounts receivable, and in connection with the training of new sales and marketing personnel. In addition, the Company expects that the amount of its account receivable as a percentage of its total revenues will increase if, as anticipated, the Company increases the proportion of its sales attributable to larger telecommunication systems and national accounts.

     At January 31, 2000, the Company did not have any material commitments for capital expenditures. The Company currently anticipates that its available cash resources and credit facilities, will be sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next 12 months, including the payment of over $200,000 in interest due in 2001.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company's facilities are comprised of the facilities of its subsidiary, Telefficiency. The Company maintains its headquarters at the central offices of Telefficiency located at 5155 Spectrum Way, Building 30, Mississauga, Ontario, Canada L4W 5A1. The Mississauga premises consist of approximately 9,400 square feet of space used for offices and the warehousing of electronics. The premises are leased through June 30, 2000 at a monthly rental of $5,767. The Company believes that it will be able to either renew the lease or find other suitable space in the same general area.

     Telefficiency leases an additional office on a month to month basis at 277 Manitou Drive, Unit E, Kitchener, Ontario, Canada N2C 1L4. Monthly rent is $748.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of January 31, 2000 by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Class A Common Stock; (ii) each of the Company's directors and officers; and (iii) all directors and officers of the Company as a group. As at January 31, 2000 there were 9,460,000 shares of Class A Common Stock and 5,500,000 shares of Class B Common Stock issued and outstanding.

Class A Voting Stock

                                                                               Approximate
 Name and Address                             Amount of                       Percentage of
 of Beneficial Owner                   Beneficial Ownership(1)           Total Voting Securities
 -------------------                   --------------------              -----------------------
 Deborah-Ann Brunet(2)                      2,775,615(2)                         18.25%
 1328 Deerwood Trail
 Oakville, Ontario
 L4G 2H4 Canada

 Luana M. Clubine(3)                        2,523,054(3)                         16.59%
 37 Jolana Court
 Woodbridge, Ontario
 L4H 3B7 Canada

 Global Asset Products AG(4)                  500,000                             3.34%(4)
 Bahnhofstrasse 69
 8001 Zurich, Switzerland

 Officers and Directors
 ----------------------

 Michael R. Brunet(5)                       2,775,615(5)                         18.25%
 1328 Deerwood Trail
 Oakville, Ontario
 L4G 2H4 Canada

 William R. Clubine(6)                      2,523,054(6)                         16.59%
 37 Jolana Court
 Woodbridge, Ontario
 L4H 3B7 Canada

 Officers and Directors as a group          5,298,669(7)                         34.27%
 (2 people)

(1) Unless indicated otherwise, each beneficial owner has direct ownership of the shares indicated. All shares of Class B Common Stock are exchangeable, at the option of the holder, to Class A Common Stock on a one for one basis.

(2) Deborah-Ann Brunet is the wife of Michael Brunet. Includes 1,262,808 shares of Class B Common Stock owned by Michael Brunet and 250,000 shares of Class A Common Stock which can be purchased by Mr. Brunet upon exercise of options.

(3) Luana M. Clubine is the wife of William Clubine. Includes 1,136,528 shares of Class B Common Stock owned by Mr. William Clubine and 250,000 shares of Class A Common Stock which can be purchased by Mr. Clubine upon exercise of options.

(4)  Global  Asset  Products AG is a privately  held  company,  unrelated to the
     Company  or  any  of  its  officers  and  directors  or  their   respective
     affiliates.  The principal  owner of Global Asset Products

     AG is Mr. Gilles Koch. Global Asset Products AG owns 5.29% of the outstanding shares of Class A Common Stock. However, the shares of Class A Common Stock owned by Global Asset Products AG constitute only 3.34% of the total outstanding voting securities.

(5) Includes 1,262,807 shares of Class B Common Stock owned by Mrs. Deborah-Ann Brunet, Mr. Brunet's wife and 250,000 shares of Class A Common Stock which can be purchased by Mr. Brunet upon exercise of options.

(6) Includes 1,136,526 shares of Class B Common Stock owned by Mrs. Luana Clubine, Mr. Clubine's wife, and 250,000 shares of Class A Common Stock that can be purchased by Mr. Clubine upon exercise of options.

(7) Includes 1,262,808 shares of Class B Common Stock owned by Michael Brunet, 250,000 shares of Class A Common Stock which can be purchased by each of Messrs. Brunet and Clubine upon exercise of options, 1,136,528 shares of Class B Common Stock owned by Mr. William Clubine, 1,262,807 Shares of Class B Common Stock owned by Mrs. Deborah-Ann Brunet, Mr. Brunet wife, and 1,136,526 shares of Class B Common Stock owned by Luana M. Clubine, Mr. Clubine's wife.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following persons are the directors, executive officers and/or key employees of the Company:

Name                   Age         Position
----                   ---         --------

Michael R. Brunet       44         President,   Chief  Executive  Officer,   and
                                   Director since May 12, 1998

William R. Clubine      45         Chief  Development  Officer,  Secretary,  and
                                   Director since May 12, 1998

     All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

     Management's business experience during the past five years is as follows:

Michael R. Brunet, President, Chief Executive Officer and Director

     Michael R. Burnet is a co-founder of Telefficiency Corporation and has been President and Chief Executive Officer since its incorporation in October 1992. Mr. Brunet is responsible for the overall profitability of Marketing and Sales. Mr. Brunet has over 23 years experience in the telecommunications industry both nationally and internationally. He has successfully established and operated companies in telecommunications, construction and insurance.

William R. Clubine, Chief Development Officer, Secretary and Director

     William R. Clubine is a co-founder of Telefficiency Corporation and has been Chief Financial Officer since its incorporation in October 1992 until May 1998. Mr. Clubine has been

Chief Development Officer since May 1998. As such, he is responsible for the development through acquisitions of interconnect companies and continues to raise money for Telefficiency's growth and expansion. He has established and operated an independent telecommunications company and has extensive experience in the investment field.

     During the past five years no director, executive officer, promoter or control person of the Company:

     (1) was the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) was convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

ITEM 6. EXECUTIVE COMPENSATION

     General

     The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal year:

====================================================================================================================================
                                           Annual Compensation                             Long-Term Compensation
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Awards                       Payouts
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Restricted     Securities
   Name and Principal                                     Other Annual       Stock       Underlying       LTIP        All other
        Position          Year     Salary     Bonuses     Compensation     Award(s)     Options/SARs     Payouts     Compensation
          (a)              (b)     ($)(c)     ($)(d)         ($)(e)         ($)(f)         (=)(g)        ($)(h)         ($)(i)
------------------------------------------------------------------------------------------------------------------------------------
Michael R. Brunet         1999   140,000         -             -                          250,000           -             -
CEO, President and        1998   140,000         -             -                                            -             -
Director                  1997       0           -             -                                            -             -
------------------------------------------------------------------------------------------------------------------------------------
William R. Clubine        1999   140,000         -             -                          250,000           -             -
Chief Development         1998   140,000         -             -                                            -             -
Officer, Secretary and    1997       0           -             -                                            -             -
Director
====================================================================================================================================

Options/SAR Grants Table

         The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs")), and freestanding SARs made during the last completed fiscal year to each of the named executive officers;

=============================================================================================================================
                                          OPTION/SAR GRANTS IN CURRENT FISCAL YEAR
                                                    (Individual Grants)
-----------------------------------------------------------------------------------------------------------------------------
                                                                               Number of Securities
                                                                              Underlying Unexercised   Value of Unexercised
                                                                                 Options/SARs at           In-The-Money
                                                                              FY-End($) Exercisable/      Options/SARs At
                                                                                  Unexercisable        9/30/99 Exercisable/
                                                                                       (d)                 Unexercisable
                                Shares Acquired On                                                              (e)
      Name                           Exercise            Value Realized
       (a)                            (#)(b)                 ($)(c)
-----------------------------------------------------------------------------------------------------------------------------
Michael R. Brunet                       N/A                    N/A                   250,000(1)               $416,250
-----------------------------------------------------------------------------------------------------------------------------
William R. Clubine                      N/A                    N/A                   250,000(1)               $416,250
-----------------------------------------------------------------------------------------------------------------------------
All other employees(2)                  N/A                    N/A                 1,318,000(3)             $2,006,860
-----------------------------------------------------------------------------------------------------------------------------
Consultants(4)                          N/A                    N/A                   125,000(5)               $121,875
=============================================================================================================================

(1) Granted on October 21, 1999. Exercise price is $.21 per share. Option expires subject to earlier termination on October 21, 2004.

(2) All grants of options to employees were pursuant to Rule 701 of the Securities Act.

(3) Includes: (a) 497,000 options granted on November 9, 1999 with an exercise price of $0.37 and an expiration date, subject to earlier termination, of January 1, 2002; (b) 100,000 options granted on October 15, 1999 with an exercise price of $0.15 and an expiration date, subject to earlier termination, of October 15, 2000; (c) 200,000 options granted on June 30, 1999 with an exercise price of $0.05 and an expiration date, subject to earlier termination, of June 30, 2001; (d) 300,000 options granted on June 17, 1999 vesting on July 1, 1999 with an exercise price of $0.05 and an expiration date, subject to earlier termination, of July 1, 2004; and (e) 221,000 options granted on June 17, 1999 vesting on January 31, 2000 with an exercise price of $0.50 and an expiration date, subject to earlier termination of January 31, 2005.

(4) Three consultants were granted options in consideration of services rendered to the Company in connection with the development of an in-house public relations group. Upon the exercise of such options, the underlying securities will be restricted.

(5) Includes: (a) 75,000 options granted on January 1, 2000 with an exercise price of $1.00 and an expiration date, subject to earlier termination, of December 31, 2000; and (b) 50,000 options granted on January 1, 2000 with an exercise price of $0.75 and an expiration date, subject to earlier termination, of December 31, 2000.

     The Company's directors are not compensated for their services provided as directors of the Company. There are no arrangements pursuant to which any director has been or is currently compensated for any service provided as a director. In addition, directors and/or officers will receive expense reimbursement for expenses reasonably incurred on behalf of the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company was organized under the laws of Delaware on April 29, 1998 for the purpose of effecting on a tax deferred basis, a reorganization of Telefficiency.

     Pursuant to the Plan of Reorganization and Share Purchase Agreement dated May 11, 1998 between the Company and Telefficiency, (1) each shareholder of Telefficiency (including Messrs. Brunet and Clubine and their spouses) received Class B Common Stock representing a pro rata voting interest in the Company and
(2) the Company acquired all of the issued and outstanding voting securities of Telefficiency.

     Other than the foregoing transaction, there has been no transaction during the last two years, or proposed transactions, to which the Company is or will be a party in which any of its officers, directors, principal stockholders or any family member of such person had or will have a direct or indirect material interest.

ITEM 8. DESCRIPTION OF SECURITIES

Preferred Stock

     The Company is authorized to issue 5,000,000 shares of Preferred Stock, of which none were issued and outstanding as of the date of this Registration Statement. The Company's Board of Directors has not designated any series of Preferred Stock to date. However, shares of Preferred Stock of any one series shall be of equal rank and identical in all respects.

     As such, the holders of equally ranking series of Preferred Stock in preference to the holders of the Class A and B Common Stock and the holders of any junior ranking series of Preferred Stock; (i) will have equal rights to dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company; (ii) upon liquidation, dissolution or winding up of the affairs of the Company, will be entitled to share ratably in all of the assets of the Company available for distribution to the holders of such equally ranking series of Preferred Stock to receive the amount per share fixed by the Board of Directors when creating the series of which these shares are a part; and (iii) do not have preemptive, subscription or conversion rights.

     The holders of Preferred Stock will have no voting power or voting rights with respect to any matter whatsoever, except as may otherwise by required by law or as may be set forth by the Board of Directors when creating the series of which such shares are a part.

Common Stock

     The Company is authorized to issue 115,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, of which 9,460,000 shares of Class A Common Stock and 5,500,000 shares of Class B Common Stock were issued and outstanding as of the date of this Registration Statement. Each outstanding share of Class A or Class B Common Stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     After the requirements with respect to preferential dividends, if any, on any series of Preferred Stock shall have been met, the holders of Class A Common Stock shall have equal rights to dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company. In the event a dividend payable in Class A Common Stock is declared on shares of Class A Common Stock, holders of Class B Common Stock shall be entitled to receive a like proportionate dividend payable in shares of Class B Common Stock. Similarly, in the event a dividend payable in shares of Class B Common Stock is declared on shares of Class B Common Stock, holders of Class A Common Stock shall be entitled to receive a like proportionate dividend payable in shares of Class A Common Stock.

     In the event of liquidation, dissolution or winding up of the affairs of the Company, subject to prior repayment of (1) the payments required in respect of Preferred Stock and (2) the capital of the Class A Common Stock, the holders of the Class B Common Stock shall be entitled to receive ratably out of the net assets of the Company, no more than the par value per share of such Class B Common Stock.

     Each share of Class B Common Stock shall be subject to redemption by the Company, at the discretion of the Board of Directors for cash, property or rights provided that at the time of such redemption, the Company shall have issued and outstanding shares of its Class A Common Stock.

     No combination, reclassification, subdivision, split or any other change with respect to shares of Class A Common Stock or Class B Common Stock or the capitalization of the Company or any other action or transaction may be effected which will change the relative voting rights between shares of Class B Common Stock and Class A Common Stock, unless all adjustments are made as may be necessary to preserve to holders of the shares of Class A Common Stock and Class B Common Stock those rights and privileges which are substantially proportionate to the rights and privileges of such shares existing prior to said event or events.

     Each share of Class B Common Stock is exchangeable into one Class A Common Stock upon the transfer to the Company of such shares of Class B Common Stock together with (i) one Class A Exchangeable Share of Telefficiency or (ii) two Class B Exchangeable Shares of Telefficiency as pursuant to the Plan of Reorganization and Share Purchase Agreement between the Company and Telefficiency.

     The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. The present officers and directors of the Company own approximately 36% of the outstanding shares of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Class A Common Stock of the Company has been quoted on the OTC BB since August 17, 1998. The following table sets forth high and low bid prices for the Class A Common Stock for the calendar quarters indicated as reported by the OTC BB from September 30, 1998 through December 31, 1999. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

================================================================================
Quarter Ending:               High               Low           Volume
--------------------------------------------------------------------------------
December 31, 1999             $1.34             $.375        8,538,400
--------------------------------------------------------------------------------
September 30, 1999              .75               .25        6,530,100
--------------------------------------------------------------------------------
June 30, 1999                   .88               .22        2,110,600
--------------------------------------------------------------------------------
March 31, 1999                 1.28               .31        2,521,300
--------------------------------------------------------------------------------
December 31, 1998              4.38              1.19        2,163,300
--------------------------------------------------------------------------------
September 30, 1998             4.75               4.0        2,532,600
--------------------------------------------------------------------------------
June 30, 1998                  N/A                N/A              N/A
================================================================================

     No assurance can be given that a market for the Company's Class A Common Stock will be sustained or that the Class A Common Stock will continue to be quoted on the OTC BB.

     On January 31, 2000, the closing price of the Company's Class A Common Stock as reported on the OTC BB was $1.875 per share.

     There is no established public trading market for the Company's Class B Common Stock. There are no shares of Class B Common Stock that are subject to outstanding options or warrants to purchase, or securities convertible into shares of the Company's Class B Common Stock.

     As of January 31, 2000, there were approximately 300 holders of the Company's Class A Common Stock and 36 holders of the Company's Class B Common Stock.

Dividend

     The Company has not declared any dividends since inception, and has no present intention of paying any dividends on its Class A or Class B Common Stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of the Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors.

     In addition, although the Company has not designated any series of Preferred Stock, upon the designation and issuance of such shares of Preferred Stock, no dividends may be paid on shares of Class A or Class B Common Stock until all requirements with respect to preferential dividends of the shares of Preferred Stock have been met and after the Company shall have complied with all requirements with respect to the setting aside of sums in a sinking fund for the purchase or redemption of the shares of Preferred Stock.

     Only the holders of the Company's Class A Common Stock shall be entitled to receive dividends payable in cash or property (other than capital stock of the Company) as declared by the Board of Directors. In the event a dividend payable in Class A Common Stock is declared on shares of Class A Common Stock, holders of Class B Common Stock shall be entitled to receive a like proportionate dividend payable in shares of Class B Common Stock. Similarly, in the event a dividend payable in shares of Class B Common Stock is declared on shares of Class B Common Stock, holders of Class A Common Stock shall be entitled to receive a like proportionate dividend payable in shares of Class A Common Stock.

ITEM 2. LEGAL PROCEEDINGS

     The Company is not a party to any material litigation, and has no knowledge of any pending or threatened litigation against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     Since inception the Company has sold securities in the manner set forth below without registration under Securities Act of 1933, as amended (the "Act").

     1. On May 12, 1998, the Company issued in an exchange transaction pursuant to the Plan of Reorganization and Share Purchase Agreement dated May 11, 1998 between the Company and its subsidiary, Telefficiency, 5,500,000 shares of Class B Common stock in exchange for all of the issued and outstanding shares of Telefficiency. The Company believes that such transaction was exempt from registration under the Act pursuant to Section 4(2) and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.

     2. Prior to the Reorganization, Telefficiency has 146,328 stock purchase warrants issued and outstanding. Such warrants had been granted to Fox & Co. in exchange for obtaining funding for Telefficiency. After the Reorganization, the Company issued 146,328 replacement warrants to Fox & Co. on May 12, 1998 (the "Replacement Warrants") which had an adjusted exercise price and the same expiration date. Each Replacement Warrant entitled the holder thereof to purchase one share of Class A Common Stock at $6.21 up to December 31, 1998; at $7.59 after December 31, 1998 and up to December 31, 1999; and at $8.97 after December 31, 1999 and up to the expiration date of December 31, 2001. The Company believes that such transaction was exempt from registration under the Act pursuant to Section 4(2) and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.

     3. During May 1998 through July 1998, the Company offered and sold in an ongoing offering by the Company pursuant to Rule 504 of Regulation D, 8,500,000 shares of Class A Common Stock at $.115 per share to accredited investors, for aggregate gross proceeds of $977,500.

     4. During May 1998 through September 1998, the Company offered and sold in an ongoing offering by the Company pursuant to the terms of Regulation S, 5,500,000 Stock Purchase

Warrants at $.01 per warrant for aggregate gross proceeds of $55,000. Each Warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $1.00 per share.

     5. During June 1998 through August 1998, the Company offered and sold in an ongoing offering by the Company pursuant to Rule 504 of Regulation D, 20,000 shares of Class A Common Stock at $1.00 per share for aggregate gross proceeds of $20,000.

     6. During June 1998 through August 1998, the Company offered and sold in an ongoing offering by the Company pursuant to the terms of Regulation S, 165,000 Stock Purchase Units at a price of $1.00 per Unit, comprised of (i) one share of Class A Common Stock; and (ii) one Class A Stock Purchase Warrant entitling the holder thereof to purchase one share of Class A Common Stock at a price of $1.00 per share for aggregate gross proceeds of $165,000.

     7. During August 1998 through January 1999, the Company offered and sold in an ongoing offering by the Company pursuant to the terms of Regulation S, 775,000 shares of Class A Common Stock at a price of $1.00 per share for aggregate gross proceeds of $775,000.

     8. During December 1999 through February 2000, the Company offered and sold, through Financial Research Limited, 1465 Greenbriar Drive, Green Oaks, Illinois, 18 units at a price of $100,000 per unit consisting of (i) $100,000 principal amount of the Company's Series A 13% Debentures due December 31, 2002 and (ii) a stock purchase warrant entitling the holder thereof to purchase up to 30,000 shares of Class A Common Stock at an exercise price of $0.25 per share (the "Debenture Units"). In connection with the offer and sale of the 18 Debenture Units, the Company agreed to pay Financial Research Limited a placement fee calculated as follows: (i) for every Debenture Unit sold, up to a maximum of 10 Debenture Units, a warrant to purchase up to 70,000 shares of Class A Common Stock at a price of $0.25 per share for a period of 2 years following the closing date; and (ii) for every Debenture Unit sold in excess of 10 Debenture Units, a cash payment equal to 5% ($5,000 per Debenture Unit) of the proceeds received by the Company from the sale of any Debenture Unit in excess of 10 Debenture Units. The Company believes that the transactions were exempt from registration under the Act, pursuant to Section 4(2) and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.

     9. On January 1, 2000, in consideration of services rendered to the Company in connection with the development of an in-house public relations group, the Company granted consultants 50,000 shares of Class A Common Stock; 75,000 options to purchase Class A Common Stock with an exercise price of $1.00 and an expiration date of December 31, 2000; and 50,000 options to purchase Class A Common Stock with an exercise price of $0.75 and an expiration date of December 31, 2000. The Company believes that the transaction was exempt from registration under the Act, pursuant to Section 4(2) and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.

     Except for shares issued pursuant to Rule 504, such shares are "restricted securities," as that term is defined in the rules and regulations promulgated under the Securities Act subject to certain restrictions regarding resale. Certificates evidencing all of the above-referenced securities have been stamped with a restrictive legend and will be subject to stop transfer orders.

ITEM 5. INDEMNIFICATIONS OF DIRECTORS AND OFFICERS

     Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

Statutory indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors and corporate employees and agents under certain circumstances as follows:

Indemnification of Officers, Directors, Employee and Agents; Insurance

     (a) A corporation may indemnify any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fee), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporations, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he if or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person if fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of such court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of ay action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of nay claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsection (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even, if obtainable a quorum of disinterested directors so directs, by independent legal counsel in written opinion, or (3) by the stockholders.

     (e) Expenses (including attorney's fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses including attorney's fees incurred by other employees and agents may be so paid such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation including ( any constituent of a constituent) absorbed in a consolidation or merger which, if separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any services as a director, officer, employee or agent of the corporation which imposes duties on, or involve services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     The Company's Certificate of Incorporation eliminates the personal liability of directors of the Company to the fullest extent permitted by the General Corporation Law of the State of Delaware and sets forth that the Company shall indemnify those persons it shall have the power to indemnify under Section 145 of the Delaware General Corporation Law.

     The Company's by-laws also provide that any person who was involved in any action, suit or proceeding by reason of the fact that he is a director or officer of the Company or was serving at the request of the Company as a director, officer, employee or agent of another corporation shall be indemnified and held harmless by the corporation to the fullest extent permitted by the General Corporation Law of Delaware.

The Securities and Exchange Commission's Policy on Indemnification

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to any provisions contained in its Certificate of Incorporation, or by-laws, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defenses of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART F/S

                              Financial Statements

                        TELEFFICIENCY HOLDING CORPORATION


                                                                            Page
                                                                            ----

Audited Financial Statements:

     Report of Independent Auditors dated December 2, 1999....................37

     Consolidated Balance Sheets as at December 31, 1998 and 1997.............38

     Consolidated Statements of Operations for the Years Ended
        December 31, 1998 and 1997............................................39

     Consolidated Statements of Stockholders' Deficit and
        Comprehensive Income for the Years Ended December 31, 1998 and 1997...40

     Consolidated Statements of Cash Flows for the Years Ended
        December 31, 1998 and 1997............................................41

     Notes to Consolidated Financial Statements for the Years Ended
        December 31, 1998 and 1997............................................42

Unaudited Financial Statements:

     Interim Consolidated Balance Sheet as at September 30, 1999 and 1998 ....49

     Interim Consolidated Statement of Operations for the nine months
        Ended September 30, 1999 and 1998 ....................................50

     Interim Consolidated Statement of Cash Flows for the nine months ended September 30, 1999 and 1998.....................................51

     Notes to the Unaudited Financial Statements..............................52

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Telefficiency Holding Corporation

We have audited the consolidated balance sheet of Telefficiency Holding Corporation as at December 31, 1998 and the related consolidated statements of operations, stockholders' deficit and comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Telefficiency Holding Corporation as of December 31, 1997 were audited by other auditors whose report dated March 26, 1998 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Telefficiency Holding Corporation as at December 31, 1998 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



                                          /s/ Citrin Cooperman & Company, LLP
                                          -----------------------------------
                                            CERTIFIED PUBLIC ACCOUNTANTS


December 2, 1999
New York, New York

                        TELEFFICIENCY HOLDING CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                        1998           1997
                                                     -----------    -----------
                                     ASSETS
Current assets:
 Accounts receivable                                 $   996,395    $   809,791
 Inventory                                               544,912        517,011
 Prepaid expenses                                         21,933         66,477
                                                     -----------    -----------
     Total current assets                              1,563,240      1,393,279

Property and equipment - net                              56,357         58,776
Advances to related companies                            308,496        885,860
Goodwill                                                  34,104         42,761
                                                     -----------    -----------

     TOTAL ASSETS                                    $ 1,962,197    $ 2,380,676
                                                     ===========    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current:
 Bank indebtedness                                   $   436,153    $   527,621
 Accounts payable and accrued liabilities              1,707,953      2,352,356
 Deferred revenue                                        492,728        442,660
 Customers' deposits                                     106,876         97,833
 Income taxes payable                                                    16,559
 Obligation under capital leases - current portion        42,513         31,670
                                                     -----------    -----------
     Total current liabilities                         2,786,223      3,468,699

Obligation under capital leases                           25,157         60,846
                                                     -----------    -----------

     Total liabilities                                 2,811,380      3,529,545
                                                     -----------    -----------

Commitments (Note 12)

Stockholders' deficit:
 Capital stock                                             1,496            550
 Additional paid in capital                            2,642,301      1,052,484
 Cumulative translation adjustment                       172,444         93,786
 Accumulated deficit                                  (3,665,424)    (2,295,689)
                                                     -----------    -----------

     Total stockholders' deficit                        (849,183)    (1,148,869)
                                                     -----------    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT     $ 1,962,197    $ 2,380,676
                                                     ===========    ===========


          See accompanying notes to consolidated financial statements.

                        TELEFFICIENCY HOLDING CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                   1998                1997
                                               ------------        ------------

Sales                                          $  8,144,945        $ 16,565,022
Cost of sales                                     6,075,396          14,225,752
                                               ------------        ------------

Gross profit                                      2,069,549           2,339,270
                                               ------------        ------------

Expenses:
 Wages and salaries                               1,251,474           1,353,059
 Subcontract costs                                  424,693             616,805
 Management salaries                                285,214
 Automobile                                         256,194             271,854
 Sales commissions                                  218,766             196,222
 Professional fees                                  215,777              51,411
 Office and general                                 132,557             145,040
 Employee benefits                                  121,057             138,629
 Advertising and promotion                          114,523             154,822
 Telephone                                           98,737              89,245
 Bad debts (recovery)                                96,658             (36,117)
 Premises lease cost                                 84,389              98,678
 Bank charges and interest                           79,194             165,389
 Insurance                                           13,406               9,219
 Utilities                                           12,640              12,755
 Repairs and maintenance                             10,673              18,496
 Amortization                                        23,332              30,245
                                               ------------        ------------

                                                  3,439,284           3,315,752
                                               ------------        ------------

NET LOSS                                       $ (1,369,735)       $   (976,482)
                                               ============        ============

NET LOSS PER SHARE                             $      (0.13)       $      (0.18)
                                               ============        ============



          See accompanying notes to consolidated financial statements.

                        TELEFFICIENCY HOLDING CORPORATION
    CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                                                            Total
                                           Common Stock            Additional      Accumul-     Cumulative  Comprehen-    Share-
                                                                     Paid in         ated      Translation  sive Income   holder's
                                        Shares       Amount        Capital       (Deficit)    Adjustment      (Loss)      Deficit
                                      ----------    ---------    ----------     -----------   ----------    ---------     ---------
Balance - January 1, 1997              5,500,000         $550    $1,052,484     $(1,319,207)                              $(266,173)
Net loss                                                                           (976,482)                $(976,482)
Other comprehensive income:
 Cumulative translation adjustment                                                             $ 93,786        93,786
                                                                                                            ---------
 Total comprehensive loss                                                                                   $(882,696)     (882,696)
                                      ----------    ---------    ----------     -----------    --------     =========     ---------

Balance - December 31, 1997            5,500,000          550     1,052,484      (2,295,689)     93,786                  (1,148,869)

Common stock, Class A,
 issued in private placements          9,460,000          946     1,542,446                                               1,543,392

Warrants issued in private
 placements                                                          47,371                                                  47,371

Net loss                                                                         (1,369,735)              $(1,369,735)
Other comprehensive income:
 Cumulative translation adjustment                                                               78,658        78,658
                                                                                                            ---------
 Total comprehensive loss                                                                                 $(1,291,077)   (1,291,077)
                                      ----------    ---------    ----------     -----------    --------     =========     ---------
Balance - December 31, 1998           14,960,000       $1,496    $2,642,301     $(3,665,424)   $172,444                   $(849,183)
                                      ==========    =========    ==========     ===========    ========                   =========


          See accompanying notes to consolidated financial statements.

                        TELEFFICIENCY HOLDING CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                         1998           1997
                                                     -----------    -----------
Cash flows from operating activities:
 Net loss                                            $(1,369,735)   $  (976,482)
 Adjustments for items not affecting cash:
  Amortization                                            23,332         30,245
 Changes in assets and liabilities:
  Accounts receivable                                   (186,604)       761,163
  Inventory                                              (27,901)        23,363
  Prepaid expenses and sundry                             44,544        (19,062)
  Accounts payable and accrued
   liabilities                                          (644,403)       249,691
  Income taxes payable                                   (16,559)       (46,202)
  Customers' deposits                                      9,043         97,833
  Deferred revenue                                        50,068        185,575
                                                     -----------    -----------

         Net cash provided (used)
          by operating activities                     (2,118,215)       306,124
                                                     -----------    -----------

Cash flows from investing activities:
 Purchase of capital assets                               (8,401)        (6,469)
                                                     -----------    -----------

Cash flows from financing activities:
 Issuance of capital stock and warranties              1,590,763
 Advances from (to) related companies                    577,364       (366,668)
 Obligations under capital leases                        (31,693)        (9,917)
 Bank indebtedness                                       (91,468)       (39,851)
                                                     -----------    -----------

         Net cash provided (used) by financing
          activities                                   2,044,966       (416,436)
                                                     -----------    -----------

Effect of exchange rate changes on cash                   81,650        116,781
                                                     -----------    -----------

Increase in cash                                            --             --

Cash - beginning                                            --             --
                                                     -----------    -----------

CASH - ENDING                                        $      --      $      --
                                                     ===========    ===========

Supplemental Cash Flow Information:
 Cash paid for interest                              $    79,194    $   165,389
                                                     ===========    ===========

 Cash paid for income taxes                          $    17,296    $      --
                                                     ===========    ===========

 Non-cash financing transactions -
  Assets acquired under capital leases               $    11,217    $    65,493
                                                     ===========    ===========

          See accompanying notes to consolidated financial statements.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 -  NATURE OF BUSINESS

          The Company operates in one industry segment and is engaged in the sales, installation and service of telephone systems throughout
          Canada. Substantially all of the Company's net assets are within Canada.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

          Principles of consolidation

          On May 12, 1998, the shareholders of Telefficiency Corporation ("TC") exchanged all their issued common shares for common shares of Telefficiency Holding Corporation ("THC"). The acquisition of TC and THC is a reverse takeover whereby TC is identified as the acquiring company. THC was incorporated in Delaware in April 1998, and prior to the acquisition THC was inactive. The financial statements include the operations of TC for the years 1998 and 1997. The consolidated financial statements include the accounts of the Company and its subsidiary after eliminating all intercompany accounts and transactions.

          Translation of foreign currencies

          The Company uses the local currency as the functional currency and translates all assets and liabilities at year-end exchange rates, all income and expense accounts at average rates and records adjustments resulting from the translation in a separate component of equity.

          Inventory

          Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

          Accounts receivable

          The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is provided.

          Property and equipment

          Property  and  equipment  are  recorded  at  cost.   Amortization   is
          calculated using the declining balance method over the useful life of the assets generally three to seven years.

          Leasehold improvements are amortized on the straight-line basis over the term of the lease, 1 1/2 years.

          Goodwill

          Goodwill represents the excess of the cost of a prior acquisition of a Canadian company over the fair value of the assets acquired, and is being amortized over 10 years using the straight-line basis.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Deferred revenue

          Revenue from service contracts is amortized on a straight-line basis over the term of the contract, generally twelve months.

          Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

          Financial instruments

          The Company's financial instruments consist of accounts receivable, advances to related companies, bank indebtedness, accounts payable and accrued liabilities and obligation under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to signficant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

          Income taxes

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109. Deferred income taxes are provided on material temporary differences between book and tax bases of assets and liabilities when such differences arise. As of December 31, 1998, there are no material differences between the book and tax bases of the Company's assets and liabilities. Deferred taxes are also recognized for operating losses available to offset future income taxes. An allowance is provided if it is more likely than not that the Company will not realize the benefits of a deferred tax asset.

NOTE 3 -  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

          The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 3 -  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE (CONTINUED)

          The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

NOTE 4 -  PROPERTY AND EQUIPMENT

                                                  1998
                                               Accumulated
                                               Depreciation            Net Book
                                               and Amorti-  Net Book    Value
                                        Cost      zation      Value      1997
                                      --------   --------   --------   --------
          Computer hardware           $ 26,828   $ 13,673   $ 13,155   $ 11,825
          Assets under capital lease    98,393     56,845     41,548     46,365
          Computer software              6,978      6,768        210        586
          Leasehold improvements         7,297      5,853      1,444
                                      --------   --------   --------   --------
                                      $139,496   $ 83,139   $ 56,357   $ 58,776
                                      ========   ========   ========   ========

NOTE 5 -  ADVANCES TO RELATED COMPANIES

                                                1998        1997
                                              --------    --------

          Vema Holdings Inc.                  $ 18,660    $413,467
          W.R.C. Holdings Limited              289,836     472,393
                                              --------    --------
                                              $308,496    $885,860
                                              ========    ========

          These advances are non-interest bearing, and have no fixed terms of repayment. These companies are controlled by shareholders of the Company. The amounts owed are personally guaranteed by the shareholders.

NOTE 6 -  GOODWILL

                                                1998        1997
                                              --------    --------
          Goodwill, at cost                   $ 56,840    $ 61,086
          Less:  accumulated amortization       22,736      18,325
                                              --------    --------
                                              $ 34,104    $ 42,761
                                              ========    ========

NOTE 7 -  BANK INDEBTEDNESS

                                                1998        1997
                                              --------    --------
          Bank indebtedness is represented by:
          Bank overdraft                      $ 80,709    $ 33,473
          Demand loan                          355,444     494,148
                                              --------    --------
                                              $436,153    $527,621
                                              ========    ========

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 7 -  BANK INDEBTEDNESS (CONTINUED)

          Bank indebtedness is secured by a general security agreement covering all the assets of the company and a security agreement covering all the accounts receivable. The bank loan agreement contains provisions which require the Company to maintain a stated working capital, to maintain a minimum net worth, to limit management salaries and to provide financial statements within a certain time period. As at December 31, 1998, the Company was in default of certain of these covenants. The loan bears interest at the bank's prime rate plus 2%, 8% at December 31, 1998.

NOTE 8 -  OBLIGATION UNDER CAPITAL LEASES

          The Company is obligated under various capital lease for computer equipment that expire at various dates during the next four years. As of December 31, the future minimum lease payments under capital leases are computed as follows:

                                                            1998
                                                            ----

               1999                                       $50,242
               2000                                        13,099
               2001                                        11,437
               2002                                           934
                                                          -------

               Total minimum lease payments                75,712
               Less: Amount representing interest           8,042
                                                          -------

               Balance of obligation                       67,670
               Less: Current portion                       42,513
                                                          -------

                                                          $25,157
                                                          =======

          The leases bear implicit interest rates ranging from 10.65% to 11.29%.

NOTE 9 -  CAPITAL STOCK

          Capital stock is comprised as follows:

                                                              1998        1997
                                                              ----        ----
     Authorized      Issued

       5,000,000                  Preferenced shares,
                                  par value $.0001          $   --      $   --
     115,000,000    9,460,000     Class A common shares,
                                  par value $.0001               946        --
      30,000,000    5,500,000     Class B common shares,
                                  par value $.0001               550         550
                                                            --------    --------
                                                            $  1,496    $    550
                                                            ========    ========

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 9 -  CAPITAL STOCK (CONTINUED)

          Additional paid in capital

          Additional paid in capital is comprised as follows:

                                                         1998            1997
                                                      ----------      ---------

          Balance - beginning                         $1,052,484      $1,052,484

          Issue of Class A Common shares
           (net of issue costs)                        1,042,496
          Issue of warrants, net of issue costs           47,371
          Shares subscribed, issued in 1999              499,950
                                                      ----------      ----------

          Balance - ending                            $2,642,301      $1,052,484
                                                      ==========      ==========

          Class A common shares are voting and participating.

          Class B common shares are voting and non-participating, and may be exchanged together with TC shares to obtain THC Class A common shares after a restriction period.

          There are 5,665,000 Class A common share purchase warrants outstanding that are each good for the purchase of one Class A common share for $1. These include 5,500,000 warrants issued separately for $0.01 each, expiring May 1999, and 165,000 warrants, expiring May 2000, issued in conjunction with the issuance of 165,000 Class A common shares.

          There are an additional 146,328 Class A common share purchase warrants outstanding exercisable up to December 2001 at prices ranging from $6.21 to $8.97 per share.

          In March 1998 the Company received $500,000 for 500,000 Class A common shares. The shares were issued in January 1999.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        ENDED DECEMBER 31, 1998 AND 1997

NOTE 10 - INCOME TAXES

          A reconciliation comparing income taxes calculated at the Canadian statutory rate to the amount provided in the accompanying consolidated financial statements is as follows:

                                                              1998           1997
                                                          -----------     -----------
               Combined Canadian federal and provincial
                income tax rates                                 44.6%           44.6%
                                                          ===========     ===========

               Loss before income taxes                   $(1,369,735)    $  (976,482)
                                                          ===========     ===========

               Expected income taxes (recovery)           $  (610,000)    $  (436,000)
               Permanent differences                           42,000          19,000
               Operating losses for which tax benefit
                has been negated by an increase in
                the valuation allowance                       568,000         417,000
                                                          -----------     -----------

               Income tax provision                       $      --       $      --
                                                          ===========     ===========

          The Company and its subsidiaries are subject to income taxes on an individual basis rather than a consolidated basis. Cumulatively, for Canadian tax purposes, the Company has non-capital losses for carryforward aggregating approximately $2,654,000 which are available for the reduction of future years' taxable incomes. These losses expire as follows:

               2003                               $  669,000
               2004                                  849,000
               2005                                1,136,000
                                                  ----------
                                                  $2,654,000
                                                  ==========

          For U.S. purposes, the Company has a net operating loss carryforward of $68,000 that expires in 2019.

          At December 31, 1998 the Company's net deferred tax assets are estimated as follows:

                                        Canada           U.S.          Total
                                     -----------      --------      -----------
          Net operating loss
           carryforward              $ 1,183,684      $ 17,000      $ 1,200,684
          Valuation allowance         (1,183,684)      (17,000)      (1,200,684)
                                     -----------      --------      -----------

          Net deferred tax asset     $      --        $   --        $    -
                                     ===========      ========      ===========

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 11 - NET LOSS PER SHARE

          Net consolidated loss per share has been computed by dividing the net consolidated loss applicable to common shareholders by the weighted average number of shares of common stock outstanding during the respective years (10,626,593 in 1998 and 5,500,000 in 1997). The effect on the loss per share of the exercise of the stock warrants referred to in Note 9 is not dilutive.

NOTE 12 - COMMITMENTS

          The Company is committed under various operating leases for occupied premises and vehicles, which expire from 1999 to 2001. Future minimum annual payments (exclusive of taxes, insurance and maintenance costs) are as follows:

                          1999                      $131,269
                          2000                        77,212
                          2001                        29,444
                                                    --------
                                                    $237,925
                                                    ========

NOTE 13 - MAJOR VENDORS

          The Company purchases 95% of its inventory from a single vendor under an agreement that provides for price rebates, in advance, if certain purchase volumes are met. The Company failed to meet the requested volume for the year and has accrued $146,000 for the repayment of factory rebates. The Company estimates that approximately 90% of its new products sold are from this vendor.

NOTE 14 - GOING CONCERN

          The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company incurred net losses for each of the years ended December 31, 1998 and 1997. At December 31, 1998, the Company has a working capital deficit of $1,222,983 and a stockholders' deficit of $849,183. Subsequent to December 31, 1998, the Company has begun obtaining funds under a Private Placement Memorandum. Further, the Company has hired new management in an effort to control expenses and maintain timely reporting of financial position. Finally, the Company is hopeful for new revenue arising out of the deregulation of the interconnect industry in Canada. On September 3, 1999 the Company obtained a loan of $500,000. Interest is payable at 10% per annum and the principal is due within 48 hours of receipt of funds by the Company from any debt or equity financing.

NOTE 15 - SUBSEQUENT EVENT

          Subsequent to December 31, 1998, the Company offered for sale, under a private placement, 18 units of combined debt and warrants. Each unit consists of $100,000 principal amount of 13% debentures due December 31, 2002 and a warrant to purchase up to 30,000 shares of the Company's Class A common stock at a price of $0.25 per share. Each unit is offered at a price of $100,000.

Telefficiency Holding Corporation
Interim Consolidated Balance Sheet
As at September 30, 1999 and 1998
(Unaudited)
================================================================================

ASSETS                                                                 1999                1998

Current
       Accounts receivable                                      $   779,974         $ 1,049,241
       Inventory                                                    563,092             521,000
       Prepaid expenses and sundry                                   27,014              22,423
                                                                -----------         -----------
                                                                  1,370,080           1,517,664

Capital assets                                                       53,081              60,276
Advances to related companies                                       372,995             278,500
Goodwill                                                             35,225              36,200
                                                                -----------         -----------
Total Assets                                                    $ 1,831,381         $ 1,967,640
                                                                ===========         ===========

LIABILITIES

Current
       Bank indebtedness                                        $   702,703         $   452,000
       Accounts payable and accrued liabilities                   1,176,831           1,358,010
        Deferred revenue                                            306,105             483,192
        Loan payable                                                500,000                   0
       Obligation under capital leases - current portion             66,422              42,000
                                                                -----------         -----------
                                                                  2,752,061           2,335,202

Obligation under capital lease                                            0              35,199
Customers deposits                                                        0             110,050
                                                                -----------         -----------
                                                                  2,752,061           2,480,451
                                                                -----------         -----------

SHAREHOLDERS' DEFICIENCY

Preferred stock, $.0001 par value; Authorized
5,000,000 shares, none issued or outstanding
Class A Common stock, $.0001 par value: Authorized
115,000,000 shares: issue and outstanding 9,460,000                     946                 946
Class B Common stock, $.0001 par value: Authorized
30,000,000; issued and outstanding 5,500,000                            550                 550
Additional paid in capital                                        2,642,301           2,642,301
Cumulative translation adjustment                                   351,955              72,595
Deficit                                                          (3,916,432)         (3,229,203)
                                                                -----------         -----------
                                                                   (920,680)           (512,811)
                                                                -----------         -----------

Total liabilities and shareholders' deficit                     $ 1,831,381         $ 1,967,640
                                                                ===========         ===========

Telefficiency Holding Corporation
Interim Consolidated Statement of Operations
For the Nine Months Ended September 30, 1999
(Unaudited)

================================================================================

                                                      1999                 1998

Sales                                          $ 8,467,409          $ 6,108,709
Cost of Sales                                    4,928,063            4,556,547
                                               -----------          -----------

Gross Profit                                     3,539,346            1,552,162
                                               -----------          -----------

Expenses
       Wages and salaries                        1,427,035            1,152,515
       Subcontract Costs                         1,055,787              318,520
       Automobile                                  253,513              192,145
       Sales commissions                           285,754              164,074
       Professional fees                            47,437              161,833
       Office and general                           85,033               99,418
       Employee benefits                           159,775               90,793
       Advertising and promotion                   175,785               85,892
       Telephone                                    84,639               74,053
       Bad Debts                                                         72,493
       Premises lease cost                          84,231               63,292
       Bank charges and Interest                    75,668               59,395
       Other                                        36,284               27,539
       Amortization                                 19,413               17,499

                                               -----------          -----------
                                                 3,790,354            2,579,461
                                               -----------          -----------
Net Loss                                       $  (251,008)         $(1,027,299)
                                               ===========          ===========

Loss per share                                 $     (0.02)         $     (0.07)
                                               ===========          ===========

Telefficiency Holding Corporation
Interim Consolidated Statement of Cash Flows
For the Nine Months Ended September 30, 1999
(Unaudited)

================================================================================

                                                              1999                1998
Cash flows from operating activities
       Net Loss                                           $  (251,008)        $(1,027,299)
       Adjustments for items not affecting cash:
          Amortization                                         19,413              17,499
       Changes in assets and liabilities:
          Accounts Receivable                                 216,421            (239,450)
          Inventory                                           (18,180)             (3,989)
          Prepaid expenses and sundry                          (5,081)             44,054
          Accounts payable and accrued liabilities           (531,122)           (994,346)
          Income taxes payable                                                    (16,559)
          Customers' deposits                                (106,876)             12,217
                                                          -----------         -----------

Net cash used by operating activities                        (676,433)         (2,207,873)
                                                          -----------         -----------

Cash flows from investing activities
       Purchase of capital assets                             (21,568)             (8,401)
                                                          -----------         -----------

Cash flows from financing activities
       Share capital issued, net of issue costs                                 1,590,763
       Advances to related companies                          (64,499)            607,360
       Deferred revenue                                      (186,623)             40,532
       Obligation under capital leases                         (1,248)            (15,317)
       Bank indebtedness                                      266,550             (75,621)
       Loan payable                                           500,000
                                                          -----------         -----------

Net cash provided by financing activities                     514,180           2,147,717
                                                          -----------         -----------

Effect of exchange rate changes on cash                       183,821              68,557
                                                          -----------         -----------

Increase in cash
Cash, beginning of period
                                                          -----------         -----------

Cash, end of period                                       $      --           $      --
                                                          ===========         ===========

TELEFFICIENCY HOLDING CORPORATION
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 1999
(Unaudited)
================================================================================

The financial information included herein is unaudited; however, such information reflects all adjustments, consisting solely of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the periods indicated. Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These condensed financial statements should be read in conjunction with the consolidated financial statements and related notes contained in the Company's Annual Report for the twelve months ended December 31, 1998.

The following is a summary of the significant accounting policies followed by the Company:

                              Basis of Presentation

The accompanying  consolidated  financial statements include the accounts of the
company  and  its   wholly-owned   subsidiary.   All  significant   intercompany
transactions and balances have been eliminated in consolidation.

                            Cash and cash equivalents

The company considers all highly liquid investments with a maturity of three months or less from time of purchase to be cash equivalents.

                                    Inventory

Inventory is valued at lower of cost or market. Cost is determined on the first-in-first-out basis.

                             Property and equipment

Property and equipment is stated at cost. Depreciation is provided on a straight-line basis over the estimated useful life of the assets, usually five years. For leasehold improvements, depreciation is provided on straight-line basis over five years.

TELEFFICIENCY HOLDING CORPORATION
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 1999
(Unaudited)
================================================================================

                                    Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

                              Financial Instruments

The company considers the fair value of all financial instruments to be not materially different from their carrying value at year end.


                        Translation of foreign currencies

The company uses the local currency as the functional currency and translates all assets and liabilities at year-end exchange rates, all income and expense accounts at average rates and records adjustments resulting from the translation in a separate component of common shareholders' equity.

                              Loss per common share

Loss per common share is based on the weighted average number of common shares outstanding during each period.

                                    PART III

Item 1 and 2. INDEX TO AND DESCRIPTION OF EXHIBITS

2(1) Amended and Restated Certificate of Incorporation

2(2) By-laws

2(3) Plan of Reorganization and Share Purchase Agreement dated May 11, 1998 between the Company and Telefficiency.

21   Subsidiaries of the Company

27   Financial Data Schedule

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Telefficiency Holding Corporation
                                      ---------------------------------
                                           (Registrant)



Date:  February 15, 2000              By: /s/ Michael Brunet
       -----------------                  -----------------------------
                                          Michael Brunet
                                          President and Chief Executive Officer

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

                        TELEFFICIENCY HOLDING CORPORATION

                       Registration Statement - Form 10SB
                                    Exhibits

Exhibit                                                                     Page
-------                                                                     ----

2(1)   Amended and Restated Certificate of Incorporation......................57

2(2)   By-laws ...............................................................66

2(3)   Plan of Reorganization and Share Purchase Agreement dated
       May 11, 1998 between the Company and Telefficiency.....................79

21     Subsidiaries of the Company............................................88

27     Financial Data Schedule................................................89


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